STATE OF DELAWARE

CERTIFICATE OF TRUST

Connors Funds

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) (the “Act”) in order to form a statutory trust and sets forth the following:

FIRST: The name of the statutory trust formed by the filing of this Certificate of Trust is Connors Funds (the “Trust”).

SECOND: The name and address of the Registered Agent in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

THIRD: This Certificate shall be effective immediately upon filing.

FOURTH: The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of beneficial interests.

FIFTH: Pursuant to Section 3804 of the Act, notice is hereby given that the Trust shall consist of one or more series and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally or any other series.

SIXTH: The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 15th day of September, 2021.

/s/ Peter Connors
Peter Connors, Sole Trustee